[51job, Inc. Letterhead]
September 23, 2008
VIA EDGAR AND FACSIMILE
Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	51job, Inc. Form 20-F for the fiscal year ended December 31, 2007 Filed June 27, 2008 File No. 0-50841
Dear Mr. Woody:
     Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 9, 2008 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 of 51job, Inc. (the “Company”). For your convenience, your comments are included in this letter in bold form and followed by the response thereto.
Form 20-F for the fiscal year ended December 31, 2007
Item 5. Operating and Financial Review and Prospects
A. Overview
Critical Accounting Policies, page 45
1.	Please explain how the determination of the way in which you operate and manage your various businesses as one segment complies with paragraph 16 of SFAS 131, considering your disclosure noting higher profit margins for your online recruitment services business in the Costs section on page 43. In your response, please tell us whether your Print advertising and Online recruitment services are operating segments as defined in paragraph 10 of SFAS 131. Also, please tell us how you are able to aggregate all of your principal lines of business into one reportable segment in accordance with the aggregation criteria of paragraph 17 and quantitative thresholds in paragraph 18.
     In response to the Staff’s comment, the Company respectfully advises that the basis for its statement that it believes the online recruitment services business will achieve higher profit margins than its other recruitment related businesses in the longer term are the cost advantages and efficiencies exhibited by online business models in general as well as the performance of print and online media service providers in more developed markets than China and with longer operating histories than the Company’s.

     The Company respectfully advises the Staff that it considered the guidance of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” in determining the presentation of its financial statements. In doing so, the Company applied the process detailed in the diagram for identifying reportable operating segments as described in paragraph 16. Based on the definition of operating segments as set forth in paragraph 10 of SFAS No. 131, the Company determined that none of its business lines, including print advertising and online recruitment services, met the stated criteria.
     Due to the similarity in the nature and customer base of its business lines as well as the Company’s integrated sales approach, the Company’s chief operating decision maker manages, operates and reviews the performance of the Company in total. All of the Company’s principal business lines are similar in nature in that they focus on services provided to the human resource functions of corporations and generate revenues from fees paid by employers. In the production of advertisements and delivery of services, the Company maintains a shared staff of graphic designers, technicians and customer service professionals. The Company also utilizes a combined sales force with each account representative providing a single point of contact to customers for its services. In addition, as a result of the high degree of shared costs, infrastructure and management resources among its businesses lines, the Company does not maintain and is unable to produce discrete financial information for these business lines other than revenues.
     Following the Company’s determination that none of its business lines met the definition of operating segments as described in paragraph 10, the aggregation criteria set forth in paragraph 17 and the quantitative thresholds in paragraph 18 were not applicable as no operating segments were identified. Therefore, the Company reported its operating results as a single segment in its financial statements.
Item 18. Financial Statements
Notes to the Consolidated Financial Statements
2. Principal Accounting Policies
(g) Property and Equipment, page F-9
2.	It appears that you depreciate Land based on an estimated useful life of 48 to 50 years. Please tell us your basis for depreciating land, citing applicable accounting literature.
     The Company respectfully acknowledges the Staff’s comment and submits that the disclosure in Note 2(g) should be revised to reflect the depreciation of “land use rights” and the Company will include this disclosure in its future Form 20-F filings. Although the People’s Republic of China owns all of the country’s land, enterprises and individuals may obtain a right to use a piece of land for commercial purposes for an initial period of 50 years. According to current regulations in the People’s Republic of China, the right to use land can be sold, purchased and exchanged in the market. The successor owner of the right will be entitled to use the land for a period of time which is equal to the original grant period reduced by the amount of time which has been consumed by the predecessor owner.

     The Company has obtained Certificates of Real Estate Ownership issued by the Shanghai Housing and Land Resources Administration Bureau with respect to its principal executive offices in Zhangjiang High Technology Park for a land use period of 48 years from a predecessor owner and with respect to its sales office in downtown Shanghai for a land use period of 50 years. The cost of these land use rights are amortized over their respective useful period using the straight-line method with no residual value.
3. Accounts Receivable, page F-15
3.	We note that you have included an analysis for the movement of allowance for doubtful accounts. Please tell us how you have complied with the requirements of Rule 5-04 of Regulation S-X, as it does not appear that you have included an analysis for the movement of Accounts receivable, net.
     In complying with Rule 5-04 and Rule 12-09 of Regulation S-X, the Company determined that the movements to the allowance for doubtful accounts were not material to the Company’s financial statements and excluded the Schedule II as permitted under Rule 4-02. If the movements become material, the Company will include a Schedule II in its future Form 20-F filings. Detailed information regarding the allowance for doubtful accounts is set forth as follows:

	Balance at	Additions
	Beginning of	Charged to		Balance at
	Period	Expenses	Deductions	End of Period
		(in thousands of RMB)
For the years ended:
December 31, 2006	2,860	—	(248)	2,612
December 31, 2007	2,612	2,036	(769)	3,879
     The Company also respectfully submits that a reader of its financial statements would be able to determine the movement of accounts receivable, net by comparing the ending balance of accounts receivable, net to the movement of allowance for doubtful accounts, which were properly disclosed under Note 3. However, in response to the Staff’s comment, the Company acknowledges that the inclusion of a movement of accounts receivable, net would benefit readers and will include this disclosure in its future Form 20-F filings.
*                    *                    *
     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings required under the Securities Exchange Act of 1934;
•	Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to its filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

     Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-21-6160-1888. To ensure that any further correspondence is received by the Company in a timely manner, please fax all correspondence to +86-21-6879-6233 to my attention.

Sincerely,
/s/ Kathleen Chien
Kathleen Chien
Chief Financial Officer

cc:	Mark Rakip Staff Accountant Division of Corporation Finance
Leiming Chen Blake Dunlap Simpson Thacher & Bartlett LLP
Jane Kong Zhenyu Pan PricewaterhouseCoopers